September 10, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, DC 20549
Attn:	Brian Cascio Jeanne Bennett
Re:	Amkor Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 24, 2010 File No. 000-29472
Ladies and Gentlemen:
     On behalf of Amkor Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 31, 2010 relating to the Company’s Form 10-K for the year ended December 31, 2009, filed with the Commission on February 24, 2010 (File No. 000-29472) (the “2009 Form 10-K”).
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.
Item 10. Directors, Executive Officers and Corporate Governance, page 95
1.	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Company’s Response:
The Company advises the Staff that it did not include any disclosure in response to Item 402(s) of Regulation S-K (“Item 402(s)”) because it concluded that its compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Company. The process undertaken to reach this conclusion included a review of the Company’s compensation policies and practices by the Compensation Committee of the
1900 South Price Road • Chandler, AZ 85286 • USA
(480) 821-5000   •   (480) 821-6971 fax   •   www.amkor.com

Company’s Board of Directors (the “Committee”), as well as a review by members of the executive management team, in consultation with the Company’s outside legal counsel.

As noted in the “risk oversight” section of the Company’s proxy statement, the Committee assesses and monitors risks related to the Company’s compensation practices.

In February 2010, management made a presentation to the Committee on the new proxy disclosure rules, and discussed with the Committee the additional requirements under Item 402(s). In March 2010, in connection with preparation of the Company’s proxy statement and compensation discussion and analysis disclosure, the Committee reviewed and evaluated the Company’s executive compensation and general compensation policies and practices. As part of that process, the Committee evaluated whether such policies and practices would create risks that were reasonably likely to have a material adverse effect on the Company. The Committee considered a number of factors, including the key components of the Company’s compensation programs and the relative weighting of those components as part of overall compensation, as well as the considerations enumerated by the Commission in the text of Item 402(s). The Committee also considered the fact that in response to the economic downturn, in 2009 employees were generally compensated with base salaries only and there was no variable incentive cash compensation or equity compensation.

In addition to the Committee’s review, members of the executive management team (in consultation with the Company’s outside legal counsel) also reviewed the Company’s compensation policies and practices and considered whether those policies and practices were likely to encourage inappropriate risk-taking by executives or other employees.

Based on the foregoing, the Company concluded that its compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Company.

As part of its risk oversight role, the Compensation Committee intends to continue to conduct an annual review and evaluation of the Company’s compensation policies and practices to determine whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on the Company.

The Company will provide disclosure of its risk assessment process related to compensation policies and practices in future filings.
Item 13. Certain Relationships and Related Transactions... page 96
2.	We note the disclosure in Note 17 to your financial statement regarding a 2009 transaction with Jesung C&M, a company wholly-owned by the brother of your chairman. Please tell us why you did not provide disclosure pursuant to Item 404(a) of Regulation S-K in the
1900 South Price Road • Chandler, AZ 85286 • USA
(480) 821-5000   •   (480) 821-6971 fax   •   www.amkor.com

definitive proxy statement that you have incorporated by reference in response to Item 13 of your Form 10-K. Also confirm that you will include all information required by Item 404 in future filings.
Company’s Response:
The Company advises the Staff that it did not include disclosure of the Jesung C&M contract pursuant to Item 404(a) of Regulation S-K in the definitive proxy statement incorporated by reference in Item 13 of our Form 10-K for the reasons set forth below.

We note that in accordance with Instruction 7 to Item 404(a), disclosure of the Jesung C&M contract was not required because the contract was awarded as the result of a competitive bid process in which Jesung C&M was the lowest bidder.

The Company acknowledges that we have voluntarily provided disclosure of this relationship in prior definitive proxy statements. The Company chose to make such voluntary disclosure in the past to provide consistent and transparent disclosure of related party transactions in the Company’s SEC filings.

However, as reflected in Note 17 of our 10-K for the year ended December 31, 2009, the Jesung C&M contract expired on February 28, 2009 and was not renewed, and no amount was due to Jesung at December 31, 2009. Because the Company had fully disclosed that the Jesung contract was no longer an ongoing relationship and that there were no obligations or amounts outstanding, it was the Company’s view that further voluntary disclosure in the definitive proxy statement was no longer appropriate.

I confirm that we will continue to carefully consider related party transactions in preparing the Company’s disclosures, and the Company will include all information required by Item 404 in future filings.
* * * *
On behalf of the Company, I also acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense under any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct your questions or comments regarding this letter to the undersigned at (480) 786-7878 or to Gil Tily at (480) 786-7601. Thank you for your assistance.
1900 South Price Road • Chandler, AZ 85286 • USA
(480) 821-5000   •   (480) 821-6971 fax   •   www.amkor.com

Respectfully submitted,

Joanne Solomon
Executive Vice President & Chief Financial Officer

cc:	Gil Tily, Executive Vice President, Chief Administrative Officer & General Counsel Robert D. Sanchez, Esq. — Wilson Sonsini Goodrich Rosati Alan R. Augenstein — PricewaterhouseCoopers LLP
1900 South Price Road • Chandler, AZ 85286 • USA
(480) 821-5000   •   (480) 821-6971 fax   •   www.amkor.com

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